Exhibit 99.1

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

QUARTERLY REPORT

Quarter ended March 30, 2013

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

CONTENTS OF QUARTERLY REPORT

Quarter ended March 30, 2013

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document and oral statements made in connection with this document may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect”, “believe”, “intend”, “anticipate”, “estimate”, “will”, “may”, “could”, “should” and similar expressions. Pinafore Holdings B.V. (the ‘Company’) cautions that any forward-looking statements made by the Company, including those made in or in connection with this document in relation to the outlook for the remainder of 2013, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties were described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012. Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.

Registered office

Pinafore Holdings B.V.

Fred. Roeskestraat 123

1076 EE

Amsterdam

The Netherlands

www.tomkins.co.uk

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

INTRODUCTION

Management’s Discussion and Analysis should be read in conjunction with the unaudited condensed consolidated financial statements included elsewhere in this report, which cover the 13-week period from January 1, 2013 to March 30, 2013 (‘Q1 2013’) with comparative information for the 13-week period from January 1, 2012 to March 31, 2012 (‘Q1 2012’).

As used herein, the terms ‘we’, ‘us’, ‘our’, or ‘the Group’, unless the context requires otherwise, mean the Company and its subsidiaries.

Overview

We are a diversified global engineering and manufacturing company with a portfolio of market-leading businesses. Our products are highly engineered and used primarily in the industrial and automotive end markets. Approximately 60% of our Q1 2013 sales were generated from the global industrial replacement end market and automotive aftermarket. Our industrial replacement business provides us with exposure to a broad range of industrial end market segments that have an ongoing need for replacement parts, and the automotive aftermarket also provides us with both a stable source of revenue and our highest margins.

Our revenue and earnings base is highly diversified by product, geography, end market and customer. We derive revenues from nearly every developed country across the globe and are well-positioned in most major emerging markets with our industrial and automotive component products.

Our segments operate in diverse end markets, which is highlighted by the following analysis of our total Q1 2013 sales:

$ million	Industrial replacement		Industrial original equipment		Automotive aftermarket		Automotive original equipment		Total
	Q1 2013	Q1 2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012
– Gates North America	112.7	119.1	83.2	86.3	132.9	125.1	20.4	20.3	349.2	350.8
– Gates South America	17.1	14.4	9.4	9.2	11.5	12.2	6.0	7.4	44.0	43.2
– Gates EMEA	51.2	55.0	25.2	27.4	67.3	67.3	48.1	54.8	191.8	204.5
– Gates APAC	33.7	35.7	26.2	32.5	30.1	31.0	69.6	68.5	159.6	167.7
Gates	214.7	224.2	144.0	155.4	241.8	235.6	144.1	151.0	744.6	766.2

					Residential construction		Manufactured housing		Total
					Q1 2013	Q1 2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012
Aquatic					29.2	28.3	1.0	0.7	30.2	29.0

Ongoing operations									774.8	795.2

INDUSTRY TRENDS AND OUTLOOK

In Q1 2013, US industrial production, as measured by the US Federal Reserve Industrial Production index, increased at an annual rate of 5%, however, the European industrial production (as measured by Eurostat) was down year-on-year. Industrial markets in Asia continued to soften, with industrial production in China growing by 9.5% in the year to March 2013 compared with 10.3% for 2012 as a whole (as measured by the National Bureau of Statistics of China).

For 2013 as a whole, we expect North American industrial production to grow, but at lower rates than in 2012. In Europe we expect continued weakness, with declines possible. Low levels of growth are also expected in Industrial activity in Asia, with growth in China expected to slow to between 5% to 10%.

In the automotive aftermarket, US miles driven, a key driver of vehicle repair, was down by 0.4% in the year to February 2013 compared with the same period in 2012, but the price of gasoline (another factor influencing the amount of spending on car maintenance) stood 3.7% lower at the end of March 2013 compared with March 2012. For 2013 as a whole, we expect the global automotive aftermarket to grow by around 3%. In the automotive Original Equipment (‘OE’) market, global production volumes as measured by IHS Global Insight Inc. down by 1.4% year-on-year driven by declines in Europe and Japan of 8.7% and 15.9% respectively, partially offset by a 12.1% volume increase in China. North American volumes in the first quarter were down by 0.7%. For 2013, global volumes are expected to grow by around 2%.

The US residential construction market continued to recover, with seasonally adjusted annual housing starts increasing over Q1 2013 to stand at over 1 million units in March 2013, 46.7% higher than in March 2012 and 5.5% higher than the December figure of 982,000. Housing inventories, at 4.4 months for new homes and 4.7 months for existing homes, fell year-on-year and are now around the levels that suggest new construction should be initiated. US housing starts are expected to continue to recover throughout 2013.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Q1 2013 COMPARED WITH Q1 2012

Summary Group performance

$ million	Q1 2013	Restated* Q1 2012
Continuing operations
Sales	774.8	795.2
Cost of sales	(491.8)	(509.7)

Gross profit	283.0	285.5

Gross profit margin	36.5%	35.9%
Adjusted EBITDA margin	16.6%	17.5%

Adjusted EBITDA	128.3	139.3
Depreciation and amortization	(54.1)	(60.6)
Share-based incentives	(6.3)	(15.0)
Impairments	(0.4)	(1.2)
Restructuring costs	(5.8)	(5.9)
Net gain/(loss) on disposals and on the exit of businesses	0.2	(0.3)

Operating profit	61.9	56.3

Net finance costs	(34.8)	(54.5)
Income tax expense	(13.6)	(11.5)

Profit/(loss) for the period	13.5	(9.7)

*	Restated and re-presented (see note 1 to the accompanying financial statements)

Sales

Sales in Q1 2013 were $774.8 million (Q1 2012: $795.2 million), a decrease of 2.6% compared with Q1 2012, due to a combination of unfavorable movements in average currency translation rates, particularly in Gates APAC, and lower automotive OE sales volumes in Gates EMEA due to the continuing challenging economic conditions in Europe. Excluding the impact of movements in average currency translation rates, the decrease in underlying sales was 1.6% compared with Q1 2012.

Underlying sales benefitted from a rise in automotive aftermarket sales during Q1 2013 compared with Q1 2012, driven by volume and pricing improvements in Gates North America. Gates’ underlying sales to other end markets were generally stable or slightly lower year-on-year across all regions, driven primarily by inventory level management by large distributor customers, partially offset by growth in sales to the industrial replacement end market in South America as a result of demand following a strong harvest season.

Gross profit

Gross profit was $283.0 million, broadly consistent with $285.5 million in Q1 2012, despite the lower value of sales, reflecting the improvements in cost of sales, particularly labor costs, depreciation and fixed overheads, partially offset by material cost inflation.

Our gross profit margin consequently rose to 36.5% for Q1 2013, compared with 35.9% in Q1 2012.

Adjusted EBITDA

Adjusted EBITDA was $128.3 million (Q1 2012: $139.3 million) and the adjusted EBITDA margin reduced from 17.5% in Q1 2012 to 16.6% in Q1 2013. The improvement in the gross profit margin during Q1 2013 was more than offset by higher administrative expenses (excluding the compensation expense in relation to share-based incentives). These were largely in Gates North America and included uncommonly high medical claim costs and the impact of unfavorable currency exchange rates.

Restructuring costs

Restructuring costs were $5.8 million (Q1 2012: $5.9 million), including $3.3 million in relation to the planned closure of the London corporate center and the transfer of the majority of those functions to the Group’s corporate headquarters in Denver, Colorado. Also during Q1 2013, further costs of $0.7 million were recognized in relation to the closure of the Charleston plant within Gates North America.

Restructuring costs incurred in Q1 2012 included $3.9 million in relation to Project Sierra, an initiative that focused on identifying and implementing cost reduction opportunities and efficiency improvements across the Gates businesses, and costs of $1.3 million incurred in relation to the closure of the Charleston plant.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Net finance costs

Net finance costs decreased from $54.5 million in Q1 2012 to $34.8 million in Q1 2013, due largely to the decrease in the principal amount of debt outstanding as a result of debt repayments primarily during the second half of 2012 and, effective January 18, 2013, the Group agreed with the providers of the Senior Secured Credit Facilities a re-pricing of Term Loan A and Term Loan B, resulting in a lower rate being applied for part of Q1 2013 to the majority of the Group’s debt. Offsetting this year-on-year decrease in net finance costs was a movement of $4.1 million relating to the currency exchange rate movements on hedging instruments. The key components of net finance costs may be summarized as follows:

$ million	Q1 2013	Restated* Q1 2012
Net bank interest and interest on other loans:
– Term loans	21.0	27.1
– Second Lien Notes	11.2	25.0
– 2015 Notes	0.1	0.3
– Other	0.2	0.2

	32.5	52.6
Net interest recognized in relation to post-employment benefits	1.6	1.7
Gain on embedded derivatives	(2.4)	(1.5)
Currency translation loss/(gain) on hedging instruments	3.6	(0.5)
Other	(0.5)	2.2

	34.8	54.5

*	Restated and re-presented (see note 1 to the accompanying financial statements)

Income tax expense

During the Q1 2013, the income tax expense attributable to continuing operations was $13.6 million (Q1 2012: $11.5 million) on a profit before tax of $27.1 million (Q1 2012: $1.8 million).

Our effective tax rate in Q1 2013 was higher than the statutory tax rates that are applicable in the jurisdictions in which we operate, due principally to the non-deductibility for tax purposes of the compensation expense recognized on share-based payments and the majority of the restructuring costs recognized during the period.

Analysis by operating segment

As discussed in note 2 to the accompanying financial statements, following the disposal in 2011 and 2012 of a number of the Group’s non-core businesses and the consequent re-focus on the Gates business, the board of directors have revised the way in which they review and manage the Group’s corporate costs. Previously, the Gates North America segment included certain US income and expenses that related to the worldwide operations (including items relating to royalties, research and development, global marketing, information technology, human resources and other global services). These items are now reallocated across all the Gates segments to ensure comparability of reporting between segments.

In addition, costs incurred at a Group level (including management oversight, accounting, treasury, tax, information services and legal services) have been previously partially allocated across all of the Group’s segments. These costs are now no longer allocated and are presented within the Corporate segment, providing a clearer view of the controllable performance of the individual operational segments.

Comparative information for Q1 2012 has been re-presented to reflect these segmental reporting revisions.

Furthermore, as discussed in note 1 to the accompanying financial statements, the comparative information for Q1 2012 has been restated for the retrospective impact of the adoption of IAS 19 ‘Employee Benefits (2011)’ (‘IAS 19R’), which had the following impacts on the Group’s continuing operations in Q1 2012:

•	An increase in administrative expenses of $0.6 million.

•

Reversal of $13.5 million previously included in interest expense and $16.3 million previously included in investment income, both in relation to post-employment benefits, and the inclusion in other finance (expense)/income of a net interest charge of $1.7 million as determined in accordance with IAS 19R.

•	A corresponding adjustment to other comprehensive income in respect of the above two adjustments.

•	A corresponding switch between tax recognized in profit or loss and tax recognized in other comprehensive income in relation to the above adjustments.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The Group’s segmental results are summarized below:

	Sales			Adjusted EBITDA		Adjusted EBITDA margin
	Q1 2013 $ million	Q1 2012* $ million	Change %	Q1 2013 $ million	Restated* Q1 2012 $ million	Q1 2013%	Restated* Q1 2012%
Continuing operations
Ongoing segments
Gates:
– Gates North America	349.2	350.8	(0.5%)	71.8	78.5	20.6%	22.4%
– Gates South America	44.0	43.2	1.9%	6.1	4.6	13.9%	10.6%
– Gates EMEA	191.8	204.5	(6.2%)	32.6	34.4	17.0%	16.8%
– Gates APAC	159.6	167.7	(4.8%)	32.2	34.2	20.2%	20.4%

	744.6	766.2	(2.8%)	142.7	151.7	19.2%	19.8%
Aquatic	30.2	29.0	4.1%	–	–	–	–
Corporate	–	–	–	(14.1)	(12.3)	n/a	n/a

Total ongoing	774.8	795.2	(2.6%)	128.6	139.4	16.6%	17.5%

Exited segments
– Powertrain	–	–	–	(0.3)	0.1	–	–
– Other I&A	–	–	–	–	(0.1)	–	–
– Doors & Windows	–	–	–	–	(0.1)	–	–

Total exited segments	–	–	–	(0.3)	(0.1)	–	–

Total continuing operations	774.8	795.2	(2.6%)	128.3	139.3	16.6%	17.5%

Discontinued operations	–	412.7	–	–	59.3	–	14.4%

Total operations	774.8	1,207.9	(35.9%)	128.3	198.6	16.6%	16.4%

*	Restated and re-presented (see note 1 to the accompanying financial statements)

Ongoing segments (last twelve months)

The performance of the Group’s ongoing segments for the twelve months ended March 30, 2013 may be analyzed as follows:

	Sales $ million	Adjusted EBITDA $ million	Adjusted EBITDA margin %
Gates:
– Gates North America	1,356.3	294.5	21.7%
– Gates South America	152.8	15.9	10.4%
– Gates EMEA	720.7	113.8	15.8%
– Gates APAC	671.4	135.0	20.1%

	2,901.2	559.2	19.3%
Aquatic	115.7	(5.8)	(5.0)%
Corporate	–	(54.7)	n/a

Total ongoing segments	3,016.9	498.7	16.5%

		Q1 Adjusted EBITDA margin (%)
		2013	2012
Gates North America	45.1% of Q1 2013 continuing sales	20.6%	22.4%

Sales were $349.2 million, broadly consistent with sales in Q1 2012 of $350.8 million. Strong growth in sales to the automotive aftermarket, both in terms of volumes and pricing, were offset by lower industrial sales as large distributors continue to manage their inventory levels.

Adjusted EBITDA was $71.8 million (Q1 2012: $78.5 million), and the adjusted EBITDA margin decreased to 20.6% (Q1 2012: 22.4%), principally as a result of lower absorption of fixed costs on lower production volumes and certain disproportionately high discreet labor-related costs relative to Q1 2012, particularly medical expense claims.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

		Q1 Adjusted EBITDA margin (%)
		2013	2012
Gates South America	5.7% of Q1 2013 continuing sales	13.9%	10.6%

Sales were $44.0 million, slightly up compared with Q1 2012 sales of $43.2 million. Growth in sales to the industrial replacement end market was buoyed by agricultural demand, but this growth was somewhat offset by weaker automotive sales, particularly to OE customers.

Adjusted EBITDA was $6.1 million (Q1 2012: $4.6 million), and the adjusted EBITDA margin improved from 10.6% in Q1 2012 to 13.9% in Q1 2013.

		Q1 Adjusted EBITDA margin (%)
		2013	2012
Gates EMEA	24.7% of Q1 2013 continuing sales	17.0%	16.8%

Sales were $191.8 million (Q1 2012: $204.5 million), a decrease of 6.2%. Sales to the automotive aftermarket were stable compared with Q1 2012, but the automotive OE end market continued to be challenging, with adverse pricing and volume impacts. Industrial sales were also lower year-on-year as pricing benefits were more than offset by weaker volumes.

Adjusted EBITDA was $32.6 million, down from $34.4 million in Q1 2012 due principally to the lower sales volumes. However, the adjusted EBITDA margin rose to 17.0% (Q1 2012: 16.8%) driven by improvements in material costs and efficiencies.

		Q1 Adjusted EBITDA margin (%)
		2013	2012
Gates APAC	20.6% of Q1 2013 continuing sales	20.2%	20.4%

Sales were $159.6 million (Q1 2012: $167.7 million) a decline of 4.8%, driven by volume decreases across most of our end markets, particularly the industrial OE end market. These results were partially offset by strong growth in automotive OE sales in China.

Adjusted EBITDA was $32.2 million (Q1 2012: $34.2 million), reflecting the lower sales, but the adjusted EBITDA margin remained broadly stable at 20.2% (Q1 2012: 20.4%), due largely to positive improvements in manufacturing costs.

		Q1 Adjusted EBITDA margin (%)
		2013	2012
Aquatic	3.9% of Q1 2013 continuing sales	–	–

Sales were $30.2 million (Q1 2012: $29.0 million), an increase of 4.1% as a result of improved market conditions and increased market share.

Aquatic produced a nil adjusted EBITDA, consistent with Q1 2012, as the benefits from higher sales were offset by inflationary pressures on costs.

Corporate

Adjusted EBITDA for our Corporate segment was a loss of $14.1 million (Q1 2012: $12.3 million), the higher loss resulting largely from unfavorable movements in currency exchange rates.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Cash absorbed by operations was $23.3 million in Q1 2013 compared with cash generated in Q1 2012 of $85.0 million. Operating cash flow before movements in working capital was $117.8 million, a decrease of $62.5 million compared with Q1 2012, driven by the reduction in the Group’s adjusted EBITDA largely as a result of the disposal of businesses during 2012. Movements in working capital during Q1 2013 reduced cash flows by a further $45.8 million compared with Q1 2012.

Cash outflow on restructurings was $2.9 million (Q1 2012: $4.3 million), which was net of proceeds on related asset sales of $0.7 million (Q1 2012: $2.0 million).

Gross capital expenditure was $14.7 million (Q1 2012: $20.4 million). Excluding the proceeds on asset sales arising from restructurings, net capital expenditure was $14.4 million (Q1 2012: $19.9 million).

During the quarter, the Group’s net debt increased by $65.7 million (Q1 2012: decreased by $18.0 million) from $1,481.6 million at December 31, 2012 to $1,547.3 million at March 30, 2013, driven by the absorption of cash by working capital movements more than offsetting adjusted EBITDA. The increase in working capital has been driven primarily by the effect of the industry-wide extended payment terms provided to certain automotive aftermarket customers.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Controllable operating cash was an outflow of $28.5 million (Q1 2012: inflow of $81.7 million), primarily as a result of the disposal of businesses in 2012. The Group paid net cash interest of $13.5 million, down from $17.2 million in Q1 2012 due to a combination of debt reductions during 2012 and the re-pricing of the term loans that became effective in January 2013. Contributions paid to post-employment benefit plans reduced in Q1 2013 compared with Q1 2012, driven by a zero contribution requirement for 2013 due to the funded status of the Group’s US defined benefit pension plans. Dividend payments to minority shareholders (primarily Nitta Corporation) were down by $13.1 million compared with Q1 2012. Also during Q1 2013, the Group received additional net proceeds of $5.7 million primarily from working capital adjustments relating to the 2012 business disposals offset by tax indemnification payments made.

The table below shows the movements in net debt:

$ million	Q1 2013	Restated* Q1 2012
Opening net debt	(1,481.6)	(2,324.8)

Controllable operating cash flows
Adjusted EBITDA	128.3	198.6
Change in working capital and provisions	(142.5)	(97.1)
Capital expenditure	(14.7)	(20.4)
Asset disposals	0.3	0.5
Other movements	0.1	0.1

	(28.5)	81.7
Restructuring cash flows
Restructuring cash outflows	(3.6)	(6.3)
Proceeds on asset disposals arising on restructuring	0.7	2.0

	(2.9)	(4.3)
Financing, tax and post-employment benefit cash flows
Interest paid (net)	(13.5)	(17.2)
Deferred financing costs	(2.0)	–
Post-employment benefit funding in excess of income statement movement	(5.5)	(10.5)
Tax paid	(7.8)	(11.2)

	(28.8)	(38.9)
Cash flows arising on acquisitions and disposals
Acquisitions and disposals (net)	5.7	(1.9)

Total cash flows before dividends paid	(54.5)	36.6

Dividends paid to minority shareholders in subsidiaries	(3.6)	(16.7)
Foreign currency movements	(7.6)	(1.9)

Closing net debt	(1,547.3)	(2,306.8)

*	Restated (see note 1 to the accompanying financial statements)

Net debt may be analyzed as follows:

$ million	As at March 30, 2013	As at December 31, 2012
Total operations
Borrowings:
– Bank overdrafts	(4.7)	(2.9)
– Bank and other loans	(1,912.0)	(1,921.6)

	(1,916.7)	(1,924.5)
Obligations under finance leases	(2.5)	(2.6)

Debt	(1,919.2)	(1,927.1)
Cash and cash equivalents	359.4	431.3
Collateralized cash	12.6	14.2
Foreign currency derivatives	(0.1)	–

Net debt	(1,547.3)	(1,481.6)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Borrowings

Summary

As at March 30, 2013, the Group’s borrowings principally consisted of two term loans under the Senior Secured Credit Facilities and the Second Lien Notes that were used to finance the acquisition of Tomkins plc in 2010.

The Group’s borrowings as at March 30, 2013 may be analyzed as follows:

	Carrying amount		Principal amount
$ million	As at March 30, 2013	As at December 31, 2012	As at March 30, 2013	As at December 31, 2012
Bank overdrafts	4.7	2.9	4.7	2.9
Bank and other loans:
– Secured
Term loans	1,341.2	1,333.4	1,436.4	1,442.9
Second Lien Notes	443.3	432.1	445.0	445.0
– Unsecured	31.3	34.1	30.6	33.7

	1,820.5	1,802.5	1,916.7	1,924.5

Details of the Group’s borrowings together with a reconciliation of their carrying amount to their principal amount are presented in note 11 to the accompanying financial statements.

Re-pricing of the term loans

On January 18, 2013, the Group reached an agreement with the providers of the senior secured credit facilities for a re-pricing of the term loans. For both term loans, the applicable margin for LIBOR was reduced from 3.0% to 2.75% per annum, subject to a reduced floor of 1.0% (previously 1.25%), and the applicable margin for base rate was reduced from 2.0% to 1.75% per annum, subject to a reduced floor of 2.0% (previously 2.25%). The Group has recognized neither a gain nor a loss on the re-pricing and recognized the associated costs of $2.0 million and the associated decrease of $10.9 million in the embedded interest rate derivative as adjustments to the carrying amounts of the borrowings outstanding under the facilities.

Borrowing headroom

As at March 30, 2013, the Group’s committed revolving credit facility of $300.0 million was undrawn for cash but there were letters of credit outstanding against the facility amounting to $55.0 million. Also, the Group had drawn $4.7 million against uncommitted borrowing facilities and had outstanding performance bonds, letters of credit and bank guarantees amounting to $30.9 million (in addition to those outstanding under the revolving credit facility).

Overall, therefore, the Group’s committed borrowing headroom was $209.4 million, in addition to cash balances of $372.0 million (including collateralized cash of $12.6 million).

Borrowing covenants

The Group is subject to covenants, representations and warranties in respect of the Senior Secured Credit Facilities including two financial covenants as defined in the credit agreement. Firstly, the ratio of ‘consolidated total debt’ to ‘consolidated EBITDA’ (the ‘total leverage ratio’) must not exceed 5.25 times (for the covenant test period ended March 30, 2013, the ratio was 3.54 times). Secondly, the ratio of ‘consolidated EBITDA’ to ‘consolidated net interest’ (the ‘interest coverage ratio’) must not be less than 2.10 times (for the covenant test period ended March 30, 2013, the ratio was 3.41 times).

Any future non-compliance with the borrowing covenants could, if not waived, constitute an event of default and may, in certain circumstances, lead to an acceleration of the maturity of borrowings drawn down and the inability to access committed facilities.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

	Note	Q1 2013 $ million	Restated* Q1 2012 $ million
Continuing operations
Sales	2	774.8	795.2
Cost of sales		(491.8)	(509.7)

Gross profit		283.0	285.5
Distribution costs		(90.5)	(89.9)
Administrative expenses		(124.6)	(132.0)
Impairments		(0.4)	(1.2)
Restructuring costs	3	(5.8)	(5.9)
Net gain/(loss) on disposals and on the exit of businesses	3	0.2	(0.3)
Share of profit of associates		–	0.1

Operating profit		61.9	56.3

Interest expense	4	(32.5)	(55.4)
Investment income	5	0.5	0.6
Other finance (expense)/income	6	(2.8)	0.3
Net finance costs		(34.8)	(54.5)

Profit before tax		27.1	1.8
Income tax expense		(13.6)	(11.5)

Profit/(loss) for the period from continuing operations		13.5	(9.7)

Discontinued operations
Profit for the period from discontinued operations	7	6.6	35.2

Profit for the period		20.1	25.5
Non-controlling interests		(5.5)	(5.0)

Profit for the period attributable to equity shareholders		14.6	20.5

*	Restated and re-presented (see note 1)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	Q1 2013 $ million	Restated* Q1 2012 $ million
Profit for the period	20.1	25.5

Other comprehensive (loss)/income
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	(21.1)	71.7
Associates	(0.1)	0.1
– Loss on net investment hedges	(1.4)	(3.4)

	(22.6)	68.4
Available-for-sale investments:
– Unrealized gain recognized in the period	0.3	0.3

	0.3	0.3
Post-employment benefits:
– Net actuarial gain/(loss)	31.9	(16.6)
– Effect of the asset ceiling	(25.9)	9.9

	6.0	(6.7)

Other comprehensive (loss)/income before tax	(16.3)	62.0
Income tax (expense)/benefit	(2.1)	2.1

Other comprehensive (loss)/income	(18.4)	64.1

Comprehensive income for the period	1.7	89.6

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	(5.6)	41.3
Arising from discontinued operations	6.6	44.8
	1.0	86.1
– Non-controlling interests	0.7	3.5

	1.7	89.6

*	Restated and re-presented (see note 1)

PAGE | 9

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Unaudited)

	Note	Q1 2013 $ million	Q1 2012 $ million
Operating activities
Cash (absorbed by)/generated from operations	8	(23.3)	85.0
Income taxes paid		(16.9)	(12.1)
Income taxes received		9.1	0.9

Net cash (outflow)/inflow from operating activities		(31.1)	73.8

Investing activities
Purchase of property, plant and equipment		(13.6)	(18.7)
Purchase of computer software		(1.1)	(1.7)
Capitalization of development costs		–	(0.3)
Disposal of property, plant and equipment		1.0	2.5
Purchase of interests in subsidiaries, net of cash acquired		–	(1.1)
Sale of businesses and subsidiaries, net of cash disposed		5.7	(1.0)
Interest received		0.5	0.5
Dividends received from associates		0.1	0.1

Net cash outflow from investing activities		(7.4)	(19.7)

Financing activities
Draw-down of bank and other loans		–	2.1
Repayment of bank and other loans		(7.5)	(12.5)
Payments on foreign currency derivatives		(4.1)	(1.0)
Capital element of finance lease rental payments		(0.1)	–
Interest element of finance lease rental payments		–	(0.1)
Decrease in collateralized cash		0.8	2.0
Interest paid		(14.0)	(17.6)
Financing costs paid		(2.0)	–
Dividend paid to a minority shareholder in a subsidiary		(3.6)	(16.7)

Net cash outflow from financing activities		(30.5)	(43.8)

(Decrease)/increase in net cash and cash equivalents		(69.0)	10.3
Net cash and cash equivalents at the beginning of the period		428.4	474.5
Foreign currency translation		(4.7)	–

Net cash and cash equivalents at the end of the period		354.7	484.8

Analysis of net cash and cash equivalents:

	As at March 30, 2013 $ million	As at December 31, 2012 $ million
Cash and cash equivalents	359.4	431.3
Bank overdrafts	(4.7)	(2.9)

	354.7	428.4

PAGE | 10

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

		UNAUDITED	AUDITED
	Note	As at March 30, 2013 $ million	As at December 31, 2012 $ million
Non-current assets
Goodwill		1,324.6	1,326.1
Other intangible assets	9	1,400.6	1,450.6
Property, plant and equipment		677.2	693.2
Investments in associates		5.9	6.1
Trade and other receivables	10	19.2	21.0
Deferred tax assets		5.8	6.1
Post-employment benefit surpluses	15	5.8	0.7

		3,439.1	3,503.8

Current assets
Inventories		475.4	476.8
Trade and other receivables	10	764.9	629.7
Income tax recoverable		5.6	18.9
Available-for-sale investments		16.5	16.3
Cash and cash equivalents		359.4	431.3

		1,621.8	1,573.0

Assets held for sale		9.3	6.8

Total assets		5,070.2	5,083.6

Current liabilities
Bank overdrafts	11	(4.7)	(2.9)
Bank and other loans	11	(25.9)	(14.2)
Obligations under finance leases		(0.2)	(0.1)
Trade and other payables	12	(437.1)	(429.0)
Income tax liabilities		(92.9)	(91.7)
Provisions	16	(43.2)	(52.0)

		(604.0)	(589.9)

Non-current liabilities
Bank and other loans	11	(1,789.9)	(1,785.4)
Obligations under finance leases		(2.3)	(2.5)
Trade and other payables	12	(40.7)	(54.9)
Post-employment benefit obligations	15	(182.7)	(190.2)
Deferred tax liabilities		(477.2)	(490.8)
Provisions	16	(25.0)	(26.0)

		(2,517.8)	(2,549.8)

Total liabilities		(3,121.8)	(3,139.7)

Net assets		1,948.4	1,943.9

Capital and reserves
Share capital		–	–
Share premium account		984.0	984.0
Own shares		(9.4)	(10.8)
Currency translation reserve		(13.8)	4.6
Available-for-sale reserve		0.2	–
Accumulated surplus		740.7	716.8

Shareholders’ equity		1,701.7	1,694.6
Non-controlling interests		246.7	249.3

Total equity		1,948.4	1,943.9

PAGE | 11

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

Q1 2013	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Own shares $ million	Other reserves $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at December 31, 2012	–	–	984.0	(10.8)	4.6	716.8	1,694.6	249.3	1,943.9

Profit for the period	–	–	–	–	–	14.6	14.6	5.5	20.1
Other comprehensive (loss)/income	–	–	–	–	(18.2)	4.6	(13.6)	(4.8)	(18.4)

Total comprehensive (loss)/income	–	–	–	–	(18.2)	19.2	1.0	0.7	1.7

Other changes in equity:
– Issue of own shares to management	–	–	–	1.4	–	(1.4)	–	–	–
– Share-based incentives (including a tax benefit of $0.1 million)	–	–	–	–	–	6.1	6.1	0.3	6.4
– Dividends paid to minority shareholders	–	–	–	–	–	–	–	(3.6)	(3.6)

	–	–	–	1.4	–	4.7	6.1	(3.3)	2.8

As at March 30, 2013	–	–	984.0	(9.4)	(13.6)	740.7	1,701.7	246.7	1,948.4

Q1 2012*	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Own shares $ million	Other reserves $ million	Accumulated (deficit)/ surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at December 31, 2011	–	–	2,143.3	(0.3)	(47.5)	(20.6)	2,074.9	268.7	2,343.6

Profit for the period	–	–	–	–	–	20.5	20.5	5.0	25.5
Other comprehensive income/(loss)	–	–	–	–	70.8	(5.2)	65.6	(1.5)	64.1

Total comprehensive income	–	–	–	–	70.8	15.3	86.1	3.5	89.6

Other changes in equity:
– Issue of ordinary ‘B’ shares	–	–	1.9	–	–	(1.9)	–	–	–
– Subscription for shares not yet issued	–	0.3	–	–	–	(0.3)	–	–	–
– Share-based incentives (including a tax benefit of $0.1 million)	–	–	–	–	–	16.7	16.7	0.2	16.9
– Dividends paid to minority shareholders	–	–	–	–	–	–	–	(16.7)	(16.7)

	–	0.3	1.9	–	–	14.5	16.7	(16.5)	0.2

As at March 31, 2012	–	0.3	2,145.2	(0.3)	23.3	9.2	2,177.7	255.7	2,433.4

*	Restated (see note 1)

PAGE | 12

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

The Company was incorporated on September 1, 2010 in and under the laws of The Netherlands. References herein to the ‘Group’ refer to the Company and its subsidiaries.

Condensed consolidated financial statements are presented for the 13-week period from January 1, 2012 to March 31, 2012 (‘Q1 2012’) and for the 13-week period from January 1, 2013 to March 30, 2013 (‘Q1 2013’).

The condensed consolidated financial statements have been prepared on a going concern basis in accordance with IAS 34 ‘Interim Financial Reporting’ and were approved by the Board of Directors on May 6, 2013. These financial statements have not been subject to audit, but comparative numbers as at December 31, 2012 have been derived from the Group’s audited financial statements included in its Annual Report on Form 20-F, filed with the SEC on March 21, 2013.

Except as outlined below, the Group’s accounting policies are unchanged compared with the year ended December 31, 2012.

At the beginning of the period, the Group adopted the following accounting pronouncements that are relevant to its operations:

•	IFRS 10 ‘Consolidated Financial Statements’

•	IFRS 11 ‘Joint Arrangements’

•	IFRS 12 ‘Disclosure of Interests in Other Entities’

•	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

•	IFRS 13 ‘Fair Value Measurement’

•	IAS 19 ‘Employee Benefits (2011)’ (‘IAS 19R’)

•	‘Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)’

•	IAS 28 ‘Investments in Associates and Joint Ventures (2011)’

•	‘Improvements to IFRSs 2011’

An outline of each of the above pronouncements was provided on pages F-22 and F-24 of the Group’s 2012 Annual Report on Form 20-F. The only pronouncement adopted during the period that had any significant impact on the results or financial position of the Group during the period was the retrospective application of IAS 19 ‘Employee Benefits (2011)’.

Retrospective impact of the adoption of IAS 19R

The retrospective adoption of this pronouncement had no impact on the condensed consolidated balance sheet as at December 31, 2012, but there was an impact on the Group’s results from operations for Q1 2012, which is summarized below:

	Amounts as previously disclosed in Q1 2012* $ million	Restated amounts for Q1 2012 $ million	Retrospective (debit)/credit adjustment required under IAS 19R $ million
Condensed consolidated income statement
Administrative expenses	(131.4)	(132.0)	(0.6)
Interest expense	(68.9)	(55.4)	13.5
Investment income	16.9	0.6	(16.3)
Other finance (expense)/income	2.0	0.3	(1.7)
Income tax expense	(13.2)	(11.5)	1.7
Profit for the period from discontinued operations	35.4	35.2	(0.2)

			(3.6)
Condensed consolidated statement of comprehensive income
Post-employment benefits	(12.2)	(6.7)	5.5
Income tax (expense)/benefit	4.0	2.1	(1.9)

			3.6

Net impact			–

*	Re-presented for discontinued operations (see note 7) and for the reclassification of certain costs (see ‘Re-presentations’ below).

Re-presentations

In addition to the restatements described above, the Group has re-presented its comparative information for the following:

•	the reclassification of the Air Distribution and Dexter operating segments from continuing to discontinued operations (see note 7);

•	revisions to the segmental reporting as described in note 2A; and

•

the reclassification of certain comparative numbers to present more appropriately the Group’s expenses based on their function within the Group. Cost of sales in Q1 2012 has been reduced from $513.9 million (after re-presentation for discontinued operations) to $509.7 million and administrative expenses have been increased by a corresponding amount to $132.0 million from $127.8 million (after restatement for IAS 19R and re-presentation for discontinued operations). These reclassifications have had no impact on operating profit for the period.

PAGE | 13

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION

A)	BACKGROUND

Gates manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive aftermarkets throughout the world. The business is comprised of four operating segments: Gates North America, Gates South America, Gates Europe, Middle East & Africa (‘Gates EMEA’) and Gates Asia and the Pacific Regions (‘Gates APAC’).

Aquatic manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America.

The Group’s operating segments are identified by grouping together businesses that manufacture similar products, and, in the case of the Gates group of businesses, by grouping together businesses that operate in similar regions, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

The Group’s internal management reports distinguish between those of the Group’s continuing operations that are ongoing and those that have been exited but do not meet the conditions to be classified as discontinued operations.

As described in note 7, during 2012, the Group disposed of its Dexter and Air Distribution operating segments, which are classified as discontinued operations. Comparative information has been re-presented to reflect these classifications.

Also during 2012, the former Bathware operating segment was renamed ‘Aquatic’.

Previously, the Gates North America segment included certain US income and expenses that related to the worldwide operations (including items relating to royalties, research and development, global marketing, information technology, human resources and other global services). These items are now reallocated across all the Gates segments to ensure comparability of reporting between segments.

In addition, costs incurred at a Group level (including management oversight, accounting, treasury, tax, information services and legal services) have been previously partially allocated across all of the Group’s segments. These costs are now no longer allocated and are presented within the Corporate segment, providing a clearer view of the controllable performance of the individual operational segments.

Comparative information for Q1 2012 has been re-presented to reflect these segmental reporting revisions.

B)	MEASURE OF SEGMENT PROFIT OR LOSS

The Board uses adjusted earnings before net finance costs, income taxes, depreciation and amortization (‘adjusted EBITDA’) to measure the profitability of each segment. Adjusted EBITDA is, therefore, the measure of segment profit or loss presented in the Group’s segment disclosures.

‘EBITDA’ represents profit or loss for the period before net finance costs, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses.

During the periods under review, the specific items excluded from EBITDA in arriving at adjusted EBITDA were as follows:

•	the compensation expense in relation to share-based incentives;

•	transaction costs incurred in business combinations;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs; and

•	the net gain or loss on disposals and on the exit of businesses.

For the avoidance of any confusion, the non-GAAP measures ‘EBITDA’ and ‘adjusted EBITDA’ differ in certain respects to ‘consolidated EBITDA’ as defined in the financial covenants attaching to the Senior Secured Credit Facilities.

PAGE | 14

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

C)	SALES AND ADJUSTED EBITDA – CONTINUING OPERATIONS

	Sales		Adjusted EBITDA
	Q1 2013 $ million	Q1 2012* $ million	Q1 2013 $ million	Restated* Q1 2012 $ million
Ongoing segments
Gates:
– Gates North America	349.2	350.8	71.8	78.5
– Gates South America	44.0	43.2	6.1	4.6
– Gates EMEA	191.8	204.5	32.6	34.4
– Gates APAC	159.6	167.7	32.2	34.2

	744.6	766.2	142.7	151.7
Aquatic	30.2	29.0	–	–
Corporate	–	–	(14.1)	(12.3)

Total ongoing	774.8	795.2	128.6	139.4

Exited segments
– Powertrain	–	–	(0.3)	0.1
– Other I&A	–	–	–	(0.1)
– Doors & Windows	–	–	–	(0.1)

Total exited	–	–	(0.3)	(0.1)

Total continuing operations	774.8	795.2	128.3	139.3

*	Restated and re-presented (see note 1)

	Sales		Adjusted EBITDA
	Q1 2013 $ million	Q1 2012* $ million	Q1 2013 $ million	Restated* Q1 2012 $ million
By origin
US	308.6	309.0	40.4	46.8
Rest of North America	78.4	78.2	21.4	20.4
UK	21.3	22.9	1.8	1.6
Rest of Europe	155.9	166.7	26.1	29.9
Asia	146.1	152.8	30.3	32.0
Rest of the world	64.5	65.6	8.3	8.6

	774.8	795.2	128.3	139.3

By destination
US	316.3	312.5
Rest of North America	64.8	68.4
UK	16.2	18.2
Rest of Europe	159.2	170.1
Asia	145.4	152.2
Rest of the world	72.9	73.8

	774.8	795.2

*	Restated and re-presented (see note 1)

Inter-segment sales were not significant.

PAGE | 15

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

C)	SALES AND ADJUSTED EBITDA – CONTINUING OPERATIONS (continued)

Reconciliation of profit/(loss) for the period from continuing operations to adjusted EBITDA:

	Q1 2013 $ million	Restated* Q1 2012 $ million
Profit/(loss) for the period from continuing operations	13.5	(9.7)
Income tax expense	13.6	11.5

Profit before tax	27.1	1.8
Net finance costs	34.8	54.5

Operating profit	61.9	56.3
Amortization	30.2	31.6
Depreciation	23.9	29.0

EBITDA	116.0	116.9
Share-based incentives	6.3	15.0
Impairments	0.4	1.2
Restructuring costs (see note 3)	5.8	5.9
Net (gain)/loss on disposals and on the exit of businesses (see note 3)	(0.2)	0.3

Adjusted EBITDA	128.3	139.3

*	Restated and re-presented (see note 1)

3	RESTRUCTURING INITIATIVES

Restructuring costs were $5.8 million (Q1 2012: $6.0 million), including $3.3 million in relation to the planned closure of the London corporate center and the transfer of the majority of those functions to the Group’s corporate headquarters in Denver, Colorado. Also during Q1 2013, further costs of $0.7 million were recognized in relation to the closure of the Charleston plant within Gates North America.

Restructuring costs incurred in Q1 2012 included $3.9 million in relation to Project Sierra, an initiative that focused on identifying and implementing cost reduction opportunities and efficiency improvements across the Gates businesses, and costs of $1.3 million incurred in relation to the closure of the Charleston plant.

	Q1 2013		Q1 2012*
	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	(2.2)	–	(3.5)	–
– Gates South America	–	–	(0.2)	–
– Gates EMEA	(0.1)	–	(1.4)	–
– Gates APAC	(0.2)	–	(1.0)	–

	(2.5)	–	(6.1)	–
Aquatic	–	–	(0.5)	–
Corporate	(3.3)	0.2	–	(0.4)

Total ongoing	(5.8)	0.2	(6.6)	(0.4)

Exited segments
– Powertrain	–	–	0.7	0.1

Continuing operations	(5.8)	0.2	(5.9)	(0.3)

Discontinued operations	–	6.6	(0.1)	0.5

Total operations	(5.8)	6.8	(6.0)	0.2

*	Re-presented for discontinued operations (see note 7)

PAGE | 16

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4	INTEREST EXPENSE

	Q1 2013 $ million	Restated* Q1 2012 $ million
Borrowings:
– Interest on bank and other loans:
Term loans	21.0	27.1
Other bank loans	0.7	0.9
Second Lien Notes	11.2	25.0
2015 Notes	0.1	0.3

	33.0	53.3
Interest element of finance lease rentals	–	0.1
Net gain on financial liabilities held at amortized cost	(2.1)	–
Other interest payable	1.6	2.2

	32.5	55.6

Continuing operations	32.5	55.4
Discontinued operations	–	0.2

	32.5	55.6

*	Restated and re-presented (see note 1)

Details of the bank and other loans are presented in note 11.

Interest expense includes the amortization of issue costs incurred in relation to the borrowings.

5	INVESTMENT INCOME

	Q1 2013 $ million	Restated* Q1 2012 $ million
Interest on bank deposits	0.5	0.5
Other interest receivable	–	0.1

	0.5	0.6

*	Restated and re-presented (see note 1)

6	OTHER FINANCE (EXPENSE)/INCOME

	Q1 2013 $ million	Restated* Q1 2012 $ million
Gain on embedded derivatives	2.4	1.5
Currency translation (loss)/gain on hedging instruments	(3.6)	0.5
Net interest recognized in respect of post-employment benefits	(1.6)	(1.9)

	(2.8)	0.1

Continuing operations	(2.8)	0.3
Discontinued operations	–	(0.2)

	(2.8)	0.1

*	Restated and re-presented (see note 1)

PAGE | 17

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7	DISCONTINUED OPERATIONS

A)	BACKGROUND

On November 9, 2012, the Group sold its Air Distribution segment to CPPIB, a related party. The Air Distribution segment supplies a wide range of air distribution products and systems, including grilles, registers and diffusers, dampers and fans, for the non-residential construction and residential construction end markets.

On November 1, 2012, the Group concluded the sale of the businesses comprising the Dexter segment to an affiliate of The Sterling Group, a Houston-based private equity firm. Dexter is a leading manufacturer of axle components for the utility, industrial trailer and recreational vehicle end market segments primarily in the US.

Comparative information for Q1 2012 has been re-presented to reflect the classification of the Air Distribution and Dexter operating segments as discontinued operations.

Discontinued operations also include the Schrader Electronics and Schrader International businesses, which together constitute the Sensors & Valves operating segment. Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems and sells primarily into automotive OE markets in the US. Schrader International manufactures a range of automotive products including gauges and valves, which are sold mainly in the US and Europe. The Group concluded the disposal of the Schrader businesses on April 27, 2012.

B)	RESULTS AND CASH FLOWS

The profit for the period from discontinued operations may be analyzed as follows:

	Q1 2013 $ million	Restated* Q1 2012 $ million
Sales	–	412.7
Cost of sales	–	(289.1)

Gross profit	–	123.6
Distribution costs	–	(40.7)
Administrative expenses	–	(39.5)
Impairments	–	(1.6)
Restructuring costs	–	(0.1)
Net gain on disposals and on the exit of businesses	–	0.5
Share of loss of associates	–	(0.2)

Operating profit	–	42.0
Interest expense	–	(0.2)
Other finance expense	–	(0.2)

Profit before tax	–	41.6
Income tax expense	–	(6.4)

Profit for the period from discontinued operations	–	35.2

Profit on disposal of discontinued operations
Profit before tax	6.6	–
Income tax expense	–	–

Profit after tax	6.6	–

Profit for the period from discontinued operations	6.6	35.2

*	Restated (see note 1) and re-presented for discontinued operations

During Q1 2013, the Group recognized provision releases of $6.6 million in relation to discontinued operations that were sold in previous years.

Cash flows arising from discontinued operations during the period were as follows:

	Q1 2013 $ million	Q1 2012* $ million
Cash inflow from operating activities	–	4.3
Cash outflow from investing activities	–	(5.4)
Cash inflow from financing activities	–	1.9

Net increase in net cash and cash equivalents	–	0.8

*	Re-presented for discontinued operations

PAGE | 18

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7	DISCONTINUED OPERATIONS (CONTINUED)

C)	RECONCILIATION TO ADJUSTED EBITDA

Reconciliation of profit for the period from discontinued operations to adjusted EBITDA:

	Q1 2013 $ million	Restated* Q1 2012 $ million
Profit for the period from discontinued operations	6.6	35.2
Profit on disposal of discontinued operations	(6.6)	–

Profit for the period	–	35.2
Income tax expense	–	6.4

Profit before tax	–	41.6
Net finance costs	–	0.4

Operating profit	–	42.0
Amortization	–	5.3
Depreciation	–	9.0

EBITDA	–	56.3
Share-based incentives	–	1.8
Impairments	–	1.6
Restructuring costs (see note 3)	–	0.1
Net gain on disposals and on the exit of businesses (note 3)	–	(0.5)

Adjusted EBITDA	–	59.3

*	Restated (see note 1) and re-presented for discontinued operations

8	CASH FLOW

	Q1 2013 $ million	Restated* Q1 2012 $ million
Profit for the period	20.1	25.5
Interest expense	32.5	55.6
Investment income	(0.5)	(0.6)
Other finance expense/(income)	2.8	(0.1)
Income tax expense	13.6	17.9
Share of loss of associates	–	0.1
Amortization of intangible assets	30.2	36.9
Depreciation of property, plant and equipment	23.9	38.0
Impairments:
– Investment in associate	–	1.0
– Property, plant and equipment	0.4	1.8
Loss/(gain) on disposal of businesses:
– Continuing operations	0.2	0.4
– Discontinued operations	(6.6)	–
Gain on sale of property, plant and equipment	(0.4)	(0.4)
Share-based incentives	6.3	16.8
Decrease in post-employment benefit obligations	(5.5)	(10.5)
Increase/(decrease) in provisions	0.8	(2.1)

	117.8	180.3
Movements in working capital:
– Increase in inventories	(1.1)	(30.3)
– Increase in receivables	(152.0)	(107.3)
– Increase in payables	12.0	42.3

Cash (absorbed)/generated from operations	(23.3)	85.0

*	Restated and re-presented (see note 1)

PAGE | 19

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9	OTHER INTANGIBLES

	Brands and trade names $ million	Customer relationships $ million	Technology and know-how $ million	Computer software $ million	Total $ million
Carrying amount
As at December 31, 2012	208.0	1,052.7	178.4	11.5	1,450.6
Additions	–	–	–	1.1	1.1
Amortization charge for the period	–	(20.0)	(9.4)	(0.8)	(30.2)
Foreign currency translation	–	(21.0)	–	0.1	(20.9)

As at March 30, 2013	208.0	1,011.7	169.0	11.9	1,400.6

10	TRADE AND OTHER RECEIVABLES

	As at March 30, 2013 $ million	As at December 31, 2012 $ million
Current assets
Financial assets:
– Trade receivables	684.9	544.2
– Derivative financial instruments (see note 13)	0.4	0.5
– Collateralized cash	12.6	14.2
– Other receivables	35.4	40.6

	733.3	599.5

Non-financial assets:
– Prepayments	31.6	30.2

	764.9	629.7

Non-current assets
Financial assets:
– Derivative financial instruments (see note 13)	–	0.1
– Other receivables	4.7	4.7

	4.7	4.8

Non-financial assets:
– Prepayments	14.5	16.2

	19.2	21.0

11	BORROWINGS

	As at March 30, 2013			As at December 31, 2012
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Carrying amount
Bank overdrafts	4.7	–	4.7	2.9	–	2.9
Bank and other loans:
– Secured	15.3	1,769.2	1,784.5	2.2	1,763.3	1,765.5
– Unsecured	10.6	20.7	31.3	12.0	22.1	34.1

	25.9	1,789.9	1,815.8	14.2	1,785.4	1,799.6

	30.6	1,789.9	1,820.5	17.1	1,785.4	1,802.5

The Group’s secured borrowings are jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of the Company’s direct and indirect subsidiaries and secured by liens on substantially all of their assets. An analysis of the security given is presented in note 18.

The carrying amount of borrowings includes the following items, each of which are being amortized to profit or loss over the term of the related borrowings using the effective interest method:

•

costs incurred on the arrangement and subsequent re-pricings and amendments of the Term Loan A and Term Loan B credit facilities and on the issuance of the Second Lien Notes and subsequent amendments to the indenture governing those notes; and

•

the fair value on inception of the interest rate floor (an embedded derivative) that applies to amounts drawn down under the Term Loan A and Term Loan B credit facilities and the change in the fair value of the interest rate floor that resulted from the subsequent re-pricings of the facilities.

PAGE | 20

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11	BORROWINGS (CONTINUED)

The carrying amount of borrowings may be reconciled to the principal amount outstanding as follows:

	As at March 30, 2013 $ million	As at December 31, 2012 $ million
Carrying amount	1,820.5	1,802.5
Issue costs and interest rate floor adjustment	117.3	132.6
Accrued interest payable	(21.1)	(10.6)

Principal amount	1,916.7	1,924.5

The principal amount of borrowings may be analyzed as follows:

	As at March 30, 2013			As at December 31, 2012
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Principal amount
Bank overdrafts	4.7	–	4.7	2.9	–	2.9
Bank and other loans:
– Secured
Term Loan A	12.3	83.3	95.6	12.3	86.4	98.7
Term Loan B	13.8	1,327.0	1,340.8	13.7	1,330.5	1,344.2
Second Lien Notes	–	445.0	445.0	–	445.0	445.0

	26.1	1,855.3	1,881.4	26.0	1,861.9	1,887.9
– Unsecured
2015 Notes	–	20.0	20.0	–	21.3	21.3
Other loan notes	9.9	–	9.9	11.6	–	11.6
Other bank loans	–	0.7	0.7	–	0.8	0.8

	9.9	20.7	30.6	11.6	22.1	33.7

	40.7	1,876.0	1,916.7	40.5	1,884.0	1,924.5

Senior Secured Credit Facilities

The Group has Senior Secured Credit Facilities consisting of a Term Loan A credit facility, a Term Loan B credit facility and a senior secured revolving credit facility. The Term Loan A credit facility and the revolving credit facility mature on September 29, 2015 and the Term Loan B credit facility matures on September 29, 2016.

Term Loan A is subject to quarterly amortization payments of 2.5% and Term Loan B is subject to quarterly amortization payments of 0.25%, in each case based on the original principal amount less certain prepayments with the balance payable on maturity. During Q1 2013, the Group made quarterly amortization payments of $3.1 million against Term Loan A and $3.4 million against Term Loan B. As at March 30, 2013, the principal amount outstanding under Term Loan A was $95.6 million and that under Term Loan B was $1,340.8 million.

The revolving credit facility provides for multi-currency revolving loans and letters of credit up to an aggregate principal amount of $300.0 million, with a letter of credit sub-facility of $100.0 million. As at March 30, 2013, there were no drawings for cash under the revolving credit facility but there were letters of credit outstanding amounting to $55.0 million.

Borrowings under the Senior Secured Credit Facilities bear interest at a floating rate, which can be either LIBOR plus an applicable margin or, at the Group’s option, a base rate as defined in the credit agreement plus an applicable margin. LIBOR and the base rate are both subject to floors.

Effective January 18, 2013, the Group agreed with the providers of the Senior Secured Credit Facilities a re-pricing of Term Loan A and Term Loan B. For both term loans, the applicable margin for LIBOR was reduced from 3.0% to 2.75% per annum, with LIBOR being subject to a reduced floor of 1.0% (previously 1.25%), and the applicable margin for base rate was reduced from 2.0% to 1.75% per annum, with base rate being subject to a reduced floor of 2.0% (previously 2.25%). As at March 30, 2013, borrowings under both Term Loan A and Term Loan B attracted an interest rate of 3.75% per annum (in both cases, to be next re-set on June 28, 2013). Management considered that the re-pricing did not cause a substantial change in the net present value of the expected future cash flows in relation to the facilities. Accordingly, the Group has recognized neither a gain nor a loss on the re-pricing and recognized the associated costs of $2.0 million and the associated decrease of $10.9 million in the embedded interest rate derivative as adjustments to the carrying amounts of the borrowings outstanding under the facilities, which will amortized to profit or loss over the term of the related borrowings using the effective interest method.

PAGE | 21

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11	BORROWINGS (CONTINUED)

Second Lien Notes

As at March 30, 2013, the Group had outstanding $445.0 million 9% Senior Secured Second Lien Notes (the ‘Second Lien Notes’), which mature on October 1, 2018.

At any time, or from time to time, prior to October 1, 2013, but not more than once in any twelve-month period, the Group may redeem up to 10% of the original aggregate principal amount of the Second Lien Notes at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the redemption date.

At any time prior to October 1, 2014, the Group may redeem the Second Lien Notes at its option, in whole at any time or in part from time to time, at 100% of the principal amount thereof plus the greater of (i) 1% of the principal amount and (ii) the excess of the present value at the redemption date of the redemption price as at October 1, 2014 and the required interest payments due from the redemption date to October 1, 2014 (discounted using an appropriate US Treasury Rate plus 50 basis points) over the principal amount, plus accrued and unpaid interest to the redemption date.

Notwithstanding the foregoing, at any time and from time to time prior to October 1, 2013, the Group may redeem in the aggregate up to 35% of the original aggregate principal amount of the Second Lien Notes (calculated after giving effect to any issuance of additional Second Lien Notes) with the net cash proceeds of equity offerings by Pinafore Coöperatief U.A. or certain of its subsidiaries at a redemption price of 109% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the redemption date, provided that at least 65% of the original aggregate principal amount of the Second Lien Notes remain outstanding after each such redemption (calculated after giving effect to any issuance of additional Second Lien Notes) and the Group satisfies certain other conditions.

On and after October 1, 2014, the Group may redeem the Second Lien Notes, at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

Redemption price
During the year commencing:
– October 1, 2014	104.50%
– October 1, 2015	102.25%
– October 1, 2016 and thereafter	100.00%

In the event of a change of control over the Company, each holder will have the right to require the Group to repurchase all or any part of such holder’s Second Lien Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, except to the extent that the Group has previously elected to redeem the Second Lien Notes.

2015 Notes

When it was acquired by the Group, one of Tomkins plc’s subsidiaries had in issue 6.125% notes repayable at par on September 16, 2015 (the ‘2015 Notes’). As at March 30, 2013, the principal amount outstanding of the 2015 Notes was £13.2 million ($20.0 million).

Other loan notes

Other loan notes comprise principally the loan notes that certain shareholders in Tomkins plc elected to receive as an alternative to cash in respect of all or part of the consideration payable to them by the Group on the acquisition of Tomkins plc (the ‘Loan Note Alternative’). As at March 30, 2013, loan notes with a principal amount of £6.6 million ($9.9 million) were outstanding under the Loan Note Alternative. The loan notes accrue interest at the higher of 0.8% below LIBOR and 0% (to be next re-set on June 28, 2013).

The loan notes fall due for repayment, at par, on December 31, 2015, prior to which each holder has the right to require full or part repayment, at par, half-yearly on June 30 and December 31 and for this reason these loan notes are classified as current liabilities. The Group may purchase some or all of the loan notes at any time and at any price by tender, private treaty or otherwise.

Although the loan notes are unsecured, the Group is required to retain in an escrow account cash equivalent to the nominal amount of the outstanding loan notes.

PAGE | 22

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12	TRADE AND OTHER PAYABLES

	As at March 30, 2013 $ million	As at December 31, 2012 $ million
Current liabilities
Financial liabilities:
– Trade payables	291.1	278.2
– Other taxes and social security	20.2	19.2
– Derivative financial instruments (see note 13)	0.1	0.3
– Other payables	22.7	23.6

	334.1	321.3

Non-financial liabilities:
– Accruals and deferred income	103.0	107.7

	437.1	429.0

Non-current liabilities
Financial liabilities:
– Derivative financial instruments (see note 13)	28.5	41.7
– Other payables	12.2	13.2

	40.7	54.9

13	DERIVATIVE FINANCIAL INSTRUMENTS

The carrying amount of derivative financial instruments held by the Group was as follows:

	As at March 30, 2013			As at December 31, 2012
	Assets $ million	Liabilities $ million	Total $ million	Assets $ million	Liabilities $ million	Total $ million
Hedging activities
Translational hedges:
– Currency swaps	–	(0.1)	(0.1)	0.1	(0.1)	–

Transactional hedges:
– Currency forwards	0.4	(0.1)	0.3	0.5	(0.3)	0.2

	0.4	(0.2)	0.2	0.6	(0.4)	0.2

Other items
Embedded derivatives	–	(28.4)	(28.4)	–	(41.6)	(41.6)

	0.4	(28.6)	(28.2)	0.6	(42.0)	(41.4)

Classified as:
– Current	0.4	(0.1)	0.3	0.5	(0.3)	0.2
– Non-current	–	(28.5)	(28.5)	0.1	(41.7)	(41.6)

	0.4	(28.6)	(28.2)	0.6	(42.0)	(41.4)

14	FAIR VALUE

With the exception of bank and other loans, the carrying amounts of all of the Group’s financial assets and liabilities are considered to approximate to their fair values. Available-for-sale investments include equity instruments acquired as part of the disposal of the Schrader businesses in April 2012. These instruments are unlisted and management does not believe that a reliable estimate of their fair value can be determined. The instruments are therefore carried at cost, being the value of $14.4 million ascribed to them under the disposal agreement.

The carrying amount and fair value of bank and other loans may be analyzed as follows:

	As at March 30, 2013		As at December 31, 2012
	Carrying amount $ million	Fair value $ million	Carrying amount $ million	Fair value $ million
Current	25.9	57.4	14.2	48.4
Non-current	1,789.9	1,948.0	1,785.4	1,947.9

	1,815.8	2,005.4	1,799.6	1,996.3

PAGE | 23

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14	FAIR VALUE (CONTINUED)

As at March 30, 2013 and December 31, 2012, the Group has no significant assets or liabilities in its balance sheet that were measured at their fair value on a non-recurring basis. The Group’s assets and liabilities that are measured at fair value on a recurring basis as required under IFRS are set out below:

	As at March 30, 2013 $ million	As at December 31, 2012 $ million
Level 1
– Available-for-sale investments	2.1	1.9

Level 2
– Trade and other receivables:
Derivative assets	0.4	0.6
– Trade and other payables:
Derivative liabilities	(28.6)	(42.0)

Available-for-sale investments that are held at fair value are listed and are valued by reference to quoted market prices.

Derivative assets and liabilities represent the fair value of foreign currency derivatives held by the Group at the balance sheet date together with embedded interest rate derivatives that were required to be separated from their host loan contracts. Foreign currency derivatives are valued by reference to prevailing forward exchange rates. Embedded interest rate derivatives are valued using a valuation model incorporating assumptions on expected forward interest rates and estimated debt prepayments.

No amounts were transferred between Levels 1 and 2 during the period.

15	POST-EMPLOYMENT BENEFIT OBLIGATIONS

The net liability recognized as at March 30, 2013 in respect of post-employment benefits was as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Present value of the benefit obligation	(1,116.5)	(111.8)	(1,228.3)
Fair value of plan assets	1,105.7	–	1,105.7

	(10.8)	(111.8)	(122.6)
Effect of the asset ceiling	(54.3)	–	(54.3)

Net liability	(65.1)	(111.8)	(176.9)

The net liability is presented in the Group’s balance sheet as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Surpluses	5.8	–	5.8
Deficits	(70.9)	(111.8)	(182.7)

Net liability	(65.1)	(111.8)	(176.9)

Changes in the net liability during Q1 2013 were as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Net liability as at December 31, 2012	(74.2)	(115.3)	(189.5)

– Service costs	(1.1)	–	(1.1)
– Net interest	(0.6)	(1.0)	(1.6)
– Net actuarial gain	30.1	1.8	31.9
– Contributions	4.7	2.0	6.7
– Foreign currency translation	1.9	0.7	2.6

	(39.2)	(111.8)	(151.0)

Effect of the asset ceiling	(25.9)	–	(25.9)

Net liability as at March 30, 2013	(65.1)	(111.8)	(176.9)

PAGE | 24

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15	POST-EMPLOYMENT BENEFIT OBLIGATIONS (CONTINUED)

The weighted average discount rates used in determining the net liability were as follows:

	As at March 30, 2013	As at December 31, 2012
Pensions:
– US	4.000%	3.750%
– UK	4.375%	4.375%
– Other countries	3.340%	3.366%

Other benefits	3.926%	3.750%

16	PROVISIONS

$ million
As at December 31, 2012	78.0
Charge for the period	9.2
Utilized during the period	(11.2)
Released during the period	(7.2)
Foreign currency translation	(0.6)

As at March 30, 2013	68.2

Provisions are presented in the Group’s balance sheet as follows:

	As at March 30, 2013 $ million	As at December 31, 2012 $ million
– Current liabilities	43.2	52.0
– Non-current liabilities	25.0	26.0

	68.2	78.0

17	CONTINGENCIES

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business, including, in Brazil, ongoing litigation with the State of Sao Paulo Tax Department in respect of tax paid, totaling approximately $29 million (including penalties and interest). Although the affected Group business has been sold as part of the Schrader disposal, under the terms of the sale agreement the Group has provided an indemnity in respect of this litigation. Based on the success of work to date, and legal advice received, management is of the opinion that the Group is able to rigorously defend its position against virtually all of this particular claim, plus the associated penalty and interest.

The Group is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes the Group has meritorious defenses available. While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any other current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position, results of operations or cash flows.

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Senior Secured Credit Facilities and the Second Lien Notes were issued by Tomkins, Inc. and Tomkins, LLC (the ‘Issuers’), which are both wholly-owned subsidiaries of the Company, and are jointly and severally, irrevocably and fully and unconditionally guaranteed by the Company and certain other of the Company’s wholly-owned subsidiaries (the ‘Guarantors’).

Supplemental condensed consolidating financial information is presented below comprising the Group’s income statements and cash flow statements for Q1 2013 and Q1 2012 and its balance sheets as at March 30, 2013 and December 31, 2012, showing the amounts attributable to the Company, the Issuers and those of its other subsidiaries that were Guarantors as at March 30, 2013 separately from the amounts attributable to those of its subsidiaries that were not Guarantors. The condensed consolidating financial information is prepared in accordance with the Group’s accounting policies, except that investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method of accounting, the parent company’s income statement includes on one line its share of the profit or loss of its subsidiary undertakings and the parent company’s balance sheet includes on one line its share of the net assets of its subsidiary undertakings.

PAGE | 25

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

A)	CONSOLIDATED INCOME STATEMENT

Q1 2013

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	–	–	482.1	482.7	(190.0)	774.8
Cost of sales	–	–	(333.7)	(348.1)	190.0	(491.8)

Gross profit	–	–	148.4	134.6	–	283.0
Distribution costs	–	–	(56.6)	(33.9)	–	(90.5)
Administrative expenses	(0.5)	(0.2)	(79.2)	(44.7)	–	(124.6)
Impairments	–	–	(0.4)	–	–	(0.4)
Restructuring costs	–	–	(4.0)	(1.8)	–	(5.8)
Net gain on disposals and on the exit of businesses	–	–	0.2	–	–	0.2

Operating (loss)/profit	(0.5)	(0.2)	8.4	54.2	–	61.9

Interest expense	(13.7)	(31.8)	(31.0)	(3.1)	47.1	(32.5)
Investment income	–	26.8	17.8	3.0	(47.1)	0.5
Other finance income/(expense)	–	2.3	(5.1)	0.7	(0.7)	(2.8)
Net finance (costs)/income	(13.7)	(2.7)	(18.3)	0.6	(0.7)	(34.8)
Share of profits of subsidiaries under the equity method	28.8	–	31.5	–	(60.3)	–

Profit/(loss) before tax	14.6	(2.9)	21.6	54.8	(61.0)	27.1
Income tax (expense)/benefit	–	(0.1)	0.6	(14.1)	–	(13.6)

Profit/(loss) for the period from continuing operations	14.6	(3.0)	22.2	40.7	(61.0)	13.5

Discontinued operations
Profit for the period from discontinued operations	–	–	6.6	–	–	6.6

Profit/(loss) for the period	14.6	(3.0)	28.8	40.7	(61.0)	20.1
Non-controlling interests	–	–	–	(5.5)	–	(5.5)

Profit/(loss) for the period attributable to equity shareholders	14.6	(3.0)	28.8	35.2	(61.0)	14.6

PAGE | 26

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

B)	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q1 2013

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Profit/(loss) for the period	14.6	(3.0)	28.8	40.7	(61.0)	20.1

Other comprehensive loss
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	–	–	22.7	(58.3)	14.5	(21.1)
Associates	–	–	–	(0.1)	–	(0.1)
– Gain/(loss) on net investment hedges	–	–	13.3	–	(14.7)	(1.4)

	–	–	36.0	(58.4)	(0.2)	(22.6)
Available-for-sale investments:
– Unrealized gain recognized in the period	–	–	–	0.3	–	0.3

	–	–	–	0.3	–	0.3
Post-employment benefits:
– Net actuarial gain	–	–	31.2	0.7	–	31.9
– Effect of the asset ceiling	–	–	(25.9)	–	–	(25.9)

	–	–	5.3	0.7	–	6.0
Share of other comprehensive loss of subsidiaries under the equity method	(13.4)	–	(52.8)	–	66.2	–

Other comprehensive loss before tax	(13.4)	–	(11.5)	(57.4)	66.0	(16.3)
Income tax expense	–	–	(1.9)	(0.2)	–	(2.1)

Other comprehensive loss	(13.4)	–	(13.4)	(57.6)	66.0	(18.4)

Comprehensive income/(loss) for the period	1.2	(3.0)	15.4	(16.9)	5.0	1.7

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	(5.4)	(3.0)	8.8	(17.6)	11.6	(5.6)
Arising from discontinued operations	6.6	–	6.6	–	(6.6)	6.6
	1.2	(3.0)	15.4	(17.6)	5.0	1.0
– Non-controlling interests	–	–	–	0.7	–	0.7

	1.2	(3.0)	15.4	(16.9)	5.0	1.7

PAGE | 27

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

C)	CONSOLIDATED INCOME STATEMENT

Q1 2012*

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	–	–	469.4	507.9	(182.1)	795.2
Cost of sales	–	–	(324.5)	(367.3)	182.1	(509.7)

Gross profit	–	–	144.9	140.6	–	285.5
Distribution costs	–	–	(53.6)	(36.3)	–	(89.9)
Administrative expenses	(0.2)	(0.7)	(85.1)	(46.0)	–	(132.0)
Impairments	–	–	(1.2)	–	–	(1.2)
Restructuring costs	–	–	(6.4)	0.5	–	(5.9)
Net (loss)/gain on disposals and on the exit of businesses	–	–	(0.5)	0.2	–	(0.3)
Share of profit of associates	–	–	0.1	–	–	0.1

Operating (loss)/profit	(0.2)	(0.7)	(1.8)	59.0	–	56.3

Interest expense	–	(54.2)	(55.4)	(4.2)	58.4	(55.4)
Investment income	–	49.9	5.6	3.5	(58.4)	0.6
Other finance income/(expense)	–	1.4	(1.1)	–	–	0.3
Net finance costs	–	(2.9)	(50.9)	(0.7)	–	(54.5)
Share of profits of subsidiaries under the equity method	20.7	–	37.6	–	(58.3)	–

Profit/(loss) before tax	20.5	(3.6)	(15.1)	58.3	(58.3)	1.8
Income tax benefit/(expense)	–	0.3	2.6	(14.4)	–	(11.5)

Profit/(loss) for the period from continuing operations	20.5	(3.3)	(12.5)	43.9	(58.3)	(9.7)

Discontinued operations
Profit for the period from discontinued operations	–	–	33.2	2.0	–	35.2

Profit/(loss) for the period	20.5	(3.3)	20.7	45.9	(58.3)	25.5
Non-controlling interests	–	–	–	(5.0)	–	(5.0)

Profit/(loss) for the period attributable to equity shareholders	20.5	(3.3)	20.7	40.9	(58.3)	20.5

*	Restated and re-presented (see note 1)

PAGE | 28

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

D)	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q1 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Profit/(loss) for the period	20.5	(3.3)	20.7	45.9	(58.3)	25.5

Other comprehensive income
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	–	–	(1.7)	86.8	(13.4)	71.7
Associates	–	–	0.1	–	–	0.1
– Loss on net investment hedges	–	–	(15.4)	–	12.0	(3.4)

	–	–	(17.0)	86.8	(1.4)	68.4
Available-for-sale investments:
– Unrealized gain recognized in the period	–	–	–	0.3	–	0.3

	–	–	–	0.3	–	0.3
Post-employment benefits:
– Net actuarial (loss)/gain	–	–	(21.1)	4.5	–	(16.6)
– Effect of the asset ceiling	–	–	9.7	0.2	–	9.9

	–	–	(11.4)	4.7	–	(6.7)
Share of other comprehensive income of subsidiaries under the equity method	67.0	–	92.0	–	(159.0)	–

Other comprehensive income before tax	67.0	–	63.6	91.8	(160.4)	62.0
Income tax benefit/(expense)	–	–	3.4	(1.3)	–	2.1

Other comprehensive income	67.0	–	67.0	90.5	(160.4)	64.1

Comprehensive income/(loss) for the period	87.5	(3.3)	87.7	136.4	(218.7)	89.6

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	42.7	(3.3)	42.9	128.8	(169.8)	41.3
Arising from discontinued operations	44.8	–	44.8	4.1	(48.9)	44.8
	87.5	(3.3)	87.7	132.9	(218.7)	86.1
– Non-controlling interests	–	–	–	3.5	–	3.5

	87.5	(3.3)	87.7	136.4	(218.7)	89.6

*	Restated and re-presented (see note 1)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

E)	CONSOLIDATED CASH FLOW STATEMENT

Q1 2013

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(1.2)	(0.2)	(53.2)	31.3	–	(23.3)
Income taxes paid	–	–	(3.2)	(15.4)	1.7	(16.9)
Income taxes received	–	–	10.7	0.1	(1.7)	9.1

Net cash (outflow)/inflow from operating activities	(1.2)	(0.2)	(45.7)	16.0	–	(31.1)

Investing activities
Purchase of property, plant and equipment	–	–	(5.5)	(8.1)	–	(13.6)
Purchase of computer software	–	–	(1.0)	(0.1)	–	(1.1)
Disposal of property, plant and equipment	–	–	0.9	0.1	–	1.0
Purchase of interests in subsidiaries, net of cash acquired	–	–	(4.6)	–	4.6	–
Sale of businesses and subsidiaries, net of cash disposed	–	–	5.7	–	–	5.7
Interest received	0.1	28.4	16.5	3.0	(47.5)	0.5
Dividends received from associates	–	–	–	0.1	–	0.1
Dividends received from subsidiaries	–	–	6.5	–	(6.5)	–

Net cash inflow/(outflow) from investing activities	0.1	28.4	18.5	(5.0)	(49.4)	(7.4)

Financing activities
Issue of ordinary shares	–	–	–	4.6	(4.6)	–
Repayment of bank and other loans	–	(6.5)	(1.0)	–	–	(7.5)
Loans from/(to) Group companies	13.7	(67.2)	44.3	9.2	–	–
Payments on foreign currency derivatives	–	–	(4.1)	–	–	(4.1)
Capital element of finance lease rental payments	–	–	(0.1)	–	–	(0.1)
Decrease in collateralized cash	–	–	0.7	0.1	–	0.8
Issue of own shares	1.1	–	(1.1)	–	–	–
Interest paid	(13.7)	(13.5)	(31.9)	(2.4)	47.5	(14.0)
Financing costs paid	–	(2.0)	–	–	–	(2.0)
Equity dividend paid	–	–	–	(6.5)	6.5	–
Dividend paid to a minority shareholder in a subsidiary	–	–	–	(3.6)	–	(3.6)

Net cash inflow/(outflow) from financing activities	1.1	(89.2)	6.8	1.4	49.4	(30.5)

(Decrease)/increase in net cash and cash equivalents	–	(61.0)	(20.4)	12.4	–	(69.0)
Net cash and cash equivalents at the beginning of the period	–	205.8	66.6	156.0	–	428.4
Foreign currency translation	–	–	6.6	(11.3)	–	(4.7)

Net cash and cash equivalents at the end of the period	–	144.8	52.8	157.1	–	354.7

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

F)	CONSOLIDATED CASH FLOW STATEMENT

Q1 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(0.8)	(0.7)	19.6	66.9	–	85.0
Income taxes paid	–	–	(2.2)	(12.5)	2.6	(12.1)
Income taxes received	–	0.7	2.8	–	(2.6)	0.9

Net cash (outflow)/inflow from operating activities	(0.8)	–	20.2	54.4	–	73.8

Investing activities
Purchase of property, plant and equipment	–	–	(13.3)	(8.2)	2.8	(18.7)
Purchase of computer software	–	–	(1.5)	(0.2)	–	(1.7)
Capitalization of development costs	–	–	(0.3)	–	–	(0.3)
Disposal of property, plant and equipment	–	–	1.9	3.4	(2.8)	2.5
Purchase of interests in subsidiaries, net of cash acquired	–	–	(1.9)	–	0.8	(1.1)
Sale of businesses and subsidiaries, net of cash disposed	–	–	2.5	–	(3.5)	(1.0)
Interest received	0.1	51.4	4.3	3.5	(58.8)	0.5
Dividends received from associates	–	–	–	0.1	–	0.1
Dividends received from subsidiaries	–	–	24.4	–	(24.4)	–

Net cash inflow/(outflow) from investing activities	0.1	51.4	16.1	(1.4)	(85.9)	(19.7)

Financing activities
Issue of ordinary shares	2.2	–	–	(2.7)	0.5	–
Draw down of bank and other loans	–	–	2.0	0.1	–	2.1
Repayment of bank and other loans	–	(10.4)	(2.1)	–	–	(12.5)
Loans (to)/from Group companies	(1.5)	(10.8)	44.9	(32.6)	–	–
Payments on foreign currency derivatives	–	–	(1.0)	–	–	(1.0)
Interest element of finance lease rental payments	–	–	(0.1)	–	–	(0.1)
Decrease in collateralized cash	–	–	2.0	–	–	2.0
Purchase of own shares	–	–	(2.1)	(0.1)	2.2	–
Interest paid	–	(16.2)	(56.5)	(3.7)	58.8	(17.6)
Equity dividend paid	–	–	–	(24.4)	24.4	–
Dividend paid to a minority shareholder in a subsidiary	–	–	–	(16.7)	–	(16.7)

Net cash inflow/(outflow) from financing activities	0.7	(37.4)	(12.9)	(80.1)	85.9	(43.8)

Increase/(decrease) in net cash and cash equivalents	–	14.0	23.4	(27.1)	–	10.3
Net cash and cash equivalents at the beginning of the period	–	99.8	190.9	183.8	–	474.5
Foreign currency translation	–	–	(12.2)	12.2	–	–

Net cash and cash equivalents at the end of the period	–	113.8	202.1	168.9	–	484.8

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

G)	CONSOLIDATED BALANCE SHEET

As at March 30, 2013

	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	–	–	545.4	779.2	–	1,324.6
Other intangible assets	–	–	798.9	601.7	–	1,400.6
Property, plant and equipment	–	–	252.3	424.9	–	677.2
Investments in subsidiaries under the equity method	2,871.8	–	2,416.5	–	(5,288.3)	–
Investments in associates	–	–	3.3	2.6	–	5.9
Trade and other receivables	–	4.1	13.0	2.1	–	19.2
Deferred tax assets	–	–	5.6	5.2	(5.0)	5.8
Post-employment benefit surpluses	–	–	4.7	1.1	–	5.8

	2,871.8	4.1	4,039.7	1,816.8	(5,293.3)	3,439.1

Current assets
Inventories	–	–	265.2	210.7	(0.5)	475.4
Trade and other receivables	17.3	1,681.4	1,881.4	1,243.1	(4,058.3)	764.9
Income tax recoverable	–	–	(5.0)	11.0	(0.4)	5.6
Available-for-sale investments	–	–	14.8	1.7	–	16.5
Cash and cash equivalents	–	148.0	54.2	157.2	–	359.4

	17.3	1,829.4	2,210.6	1,623.7	(4,059.2)	1,621.8

Assets held for sale	–	–	4.6	4.7	–	9.3

Total assets	2,889.1	1,833.5	6,254.9	3,445.2	(9,352.5)	5,070.2

Current liabilities
Bank overdrafts	–	(3.2)	(1.4)	(0.1)	–	(4.7)
Bank and other loans	–	(15.3)	(10.6)	–	–	(25.9)
Obligations under finance leases	–	–	(0.2)	–	–	(0.2)
Trade and other payables	(0.5)	(1.2)	(290.8)	(344.2)	199.6	(437.1)
Income tax liabilities	–	(0.1)	(45.3)	(47.9)	0.4	(92.9)
Provisions	–	–	(32.6)	(10.6)	–	(43.2)

	(0.5)	(19.8)	(380.9)	(402.8)	200.0	(604.0)

Non-current liabilities
Bank and other loans	–	(1,769.2)	(20.0)	(0.7)	–	(1,789.9)
Obligations under finance leases	–	–	(2.3)	–	–	(2.3)
Trade and other payables	(1,186.9)	(40.6)	(2,505.1)	(166.7)	3,858.6	(40.7)
Post-employment benefit obligations	–	–	(111.9)	(70.8)	–	(182.7)
Deferred tax liabilities	–	–	(339.0)	(143.2)	5.0	(477.2)
Provisions	–	–	(23.9)	(1.1)	–	(25.0)

	(1,186.9)	(1,809.8)	(3,002.2)	(382.5)	3,863.6	(2,517.8)

Total liabilities	(1,187.4)	(1,829.6)	(3,383.1)	(785.3)	4,063.6	(3,121.8)

Net assets	1,701.7	3.9	2,871.8	2,659.9	(5,288.9)	1,948.4

Capital and reserves
Shareholders’ equity	1,701.7	3.9	2,871.8	2,413.2	(5,288.9)	1,701.7
Non-controlling interests	–	–	–	246.7	–	246.7

Total equity	1,701.7	3.9	2,871.8	2,659.9	(5,288.9)	1,948.4

PAGE | 32

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

H)	CONSOLIDATED BALANCE SHEET

As at December 31, 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	–	–	545.4	780.7	–	1,326.1
Other intangible assets	–	–	818.6	632.0	–	1,450.6
Property, plant and equipment	–	–	256.9	436.3	–	693.2
Investments in subsidiaries under the equity method	2,851.7	–	2,437.8	–	(5,289.5)	–
Investments in associates	–	–	3.4	2.7	–	6.1
Trade and other receivables	–	4.7	14.1	2.2	–	21.0
Deferred tax assets	–	–	7.1	5.5	(6.5)	6.1
Post-employment benefit surpluses	–	–	0.7	–	–	0.7

	2,851.7	4.7	4,084.0	1,859.4	(5,296.0)	3,503.8

Current assets
Inventories	–	–	263.8	213.5	(0.5)	476.8
Trade and other receivables	17.3	1,642.5	1,803.6	1,266.1	(4,099.8)	629.7
Income tax recoverable	–	–	8.2	11.0	(0.3)	18.9
Available-for-sale investments	–	–	14.9	1.4	–	16.3
Cash and cash equivalents	–	205.8	69.5	156.0	–	431.3

	17.3	1,848.3	2,160.0	1,648.0	(4,100.6)	1,573.0

Assets held for sale	–	–	4.9	1.9	–	6.8

Total assets	2,869.0	1,853.0	6,248.9	3,509.3	(9,396.6)	5,083.6

Current liabilities
Bank overdrafts	–	–	(2.9)	–	–	(2.9)
Bank and other loans	–	(2.2)	27.4	(39.4)	–	(14.2)
Obligations under finance leases	–	–	(0.1)	–	–	(0.1)
Trade and other payables	(1.3)	(0.3)	(278.0)	(329.7)	180.3	(429.0)
Income tax liabilities	–	–	(45.3)	(46.7)	0.3	(91.7)
Provisions	–	–	(41.1)	(10.9)	–	(52.0)

	(1.3)	(2.5)	(340.0)	(426.7)	180.6	(589.9)

Non-current liabilities
Bank and other loans	–	(1,763.3)	(21.3)	(0.8)	–	(1,785.4)
Obligations under finance leases	–	–	(2.5)	–	–	(2.5)
Trade and other payables	(1,173.1)	(80.5)	(2,546.1)	(174.7)	3,919.5	(54.9)
Post-employment benefit obligations	–	–	(116.8)	(73.4)	–	(190.2)
Deferred tax liabilities	–	–	(345.6)	(151.7)	6.5	(490.8)
Provisions	–	–	(24.9)	(1.1)	–	(26.0)

	(1,173.1)	(1,843.8)	(3,057.2)	(401.7)	3,926.0	(2,549.8)

Total liabilities	(1,174.4)	(1,846.3)	(3,397.2)	(828.4)	4,106.6	(3,139.7)

Net assets	1,694.6	6.7	2,851.7	2,680.9	(5,290.0)	1,943.9

Capital and reserves
Shareholders’ equity	1,694.6	6.7	2,851.7	2,431.6	(5,290.0)	1,694.6
Non-controlling interests	–	–	–	249.3	–	249.3

Total equity	1,694.6	6.7	2,851.7	2,680.9	(5,290.0)	1,943.9

PAGE | 33